Mail Stop 3561

July 23, 2008

By U.S. Mail and facsimile to (509) 623-0121

Jerod Edington
President and Chief Executive Officer
Hydrodynex, Inc.
230 Bethany Road, Suite 128
Burbank, CA 91504

> **Re: Hydrodynex, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 30, 2008**
> **File No. 333-152052**

Dear Mr. Edington:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-1

General

1. We note that you are registering the sale of 1,500,000 shares almost all of which are being offered by affiliates. Given the size of the offering relative to the fact that most of the shares are being offered by affiliates, the nature of the offering and the selling security holders, the transaction appears to be "by or on behalf of the issuer" for purposes of Rule 415(a)(4) of Regulation C. Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering. Therefore, please revise your registration statement to price the common stock offered for resale by affiliates and disclose that those parties will conduct their offering at that disclosed fixed price for the duration of their offering. The prospectus should make clear that those persons are underwriters of the securities they are offering. Your indication on page 53 that "the selling stockholders and any broker-dealers or agents that participate with the selling stockholders in the sale of the shares of common stock may be deemed to be 'underwriters'" is insufficient. If you disagree with our determination, please advise the staff of the company's basis for determining that any aspect of the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In this regard, please address the factors referred to in telephone interpretation no. D.29 under Securities Act Rule 415 in the Manual of Publicly Available Telephone Interpretations.

Registration Facing Page

2. We note that your registration statement does not contain the language and you have not marked the box indicating that you are a smaller reporting company. However, from a description of your company, it appears that you are a smaller reporting company. Please revise your registration statement cover page or advise us why you believe that you are not a smaller reporting company.

Cover page

3. You state "There is currently no market for the shares and, accordingly, there is no fixed price at which the shares will be offered." On page 36 you indicate the selling shareholders *may* sell their shares at a fixed price. On pages 4 and 52 you indicate that the selling shareholders *will* sell their shares at a fixed price of $0.10 per share. As there is no current public market for your securities, a fixed price must be set at which the securities will be sold. You may state that the shares will be sold at a fixed price until your shares are listed or quoted and thereafter at prevailing market prices or privately negotiated prices. Please reconcile these statements or advise.

Risk Factors, page 17

4. We note that your risk factor entitled "The Offering Price may not be indicative of future market prices" states that the market price of your common stock will fluctuate significantly after the Reorganization. It appears that this is your first reference to a Reorganization. Please revise to elaborate upon its terms or advise.

5. We also note that your risk factor entitled "If we are unable to cause a Registration Statement to become effective…[you] will be required to make liquidated damages…" Please revise this risk factor to quantify the amount of liquidated damages that will accrue and disclose the date by which these obligations will arise. If this requirement is pursuant to Registration Rights Agreement, please file it as an exhibit to your registration statement.

Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters, page 36

6. Please correct the reference to the number of shares that could be sold pursuant to Rule 144 on page 37. Please also reconcile your disclosure here, which indicates that you have no outstanding warrants, with the disclosure that appears on page 3, which states that "[i]n the event outstanding warrants are exercised in the future, [you] would received funds from the issuance of common stock…"

Executive Compensation, page 47

7. Please update your information here to reflect the compensation awarded to your officers and directors as of the close of your June 30, 2008 fiscal year.

Part II

Item 17. Undertakings, page 91

8. Please revise to include the undertakings required by Item 512(a)(5)(ii) of Regulation S-K or advise.

Signatures, page 93

9. Please amend your filing to include your controller/principal accounting officer's signature.

*****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that the filing includes all information required under the Securities Act of 1933 and they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

> • should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

> • the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

> • the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director